

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

Via E-mail
Mr. Emilio M. Santandreu
President and Chief Executive Officer
OUR MicroLending, LLC
1790 SW 22nd Street
Suite 201
Miami, Florida 33145

> **Re: OUR MicroLending, LLC**
> **Amendment Number 11 to Registration Statement on Form 1-A**
> **Filed May 17, 2013**
> **File No. 024-10286**

Dear Mr. Santandreu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and submitting an amended registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Consolidated Financial Statements – September 30, 2012

Notes to the Financial Statements

Note 14 – Fair Value Measurements, pages 14-15

1. We have reviewed your response to our prior comment number 10 with respect to the company's assertion that the carrying value and fair value of loans payable greater than 12 months are identical. In this regard, we note that some of these loans have a term of 360 days and interest rates of 8%. Please refer to ASC 820-10-35-16B, 35-16BB and 35-17 and disclose the fair value which is the price that would be

received to pay to transfer a liability in an orderly transaction between market participants at the measurement date.

Consolidated Financial Statements – December 31, 2011

Financial Statements

Consolidated Statements of Cash Flows, page 4

2. We have reviewed your response to our prior comment number 11. We note that the Annex A rollforward for accrued interest payable indicates an increase to accrued interest payable for 2012 in the amount of $63,555 which is not consistent with the amount of interest expense recorded on the consolidated statement of operations in the amount of $41,923. Please revise or advise.

Management Relationships, Transactions and Remuneration, page 28-30

3. Please revise the disclosure to ensure that it is consistent with the amounts recorded in the financial statements, as necessary.

Financial Statements

General

4. Please update the Form 1-A in its entirety to include the results for the interim period ended March 31, 2013.

Consolidated Statement of Operations for the Period Ended December 31, 2012, page 2

5. We note the amount of amortization expense recorded of $33,253. Please provide a note to the financial statements to indicate the nature of the item amortized as well as the method of amortization.

Consolidated Statement of Cash Flows for the Period Ended December 31, 2012, page 4

6. We note the supplemental disclosure of non-cash financing activities line item titled capitalization of accrued interest on loans payable. ASC 835 defines capitalized interest as part of the historical cost of acquiring certain assets. It appears that based on the information appearing in Annex A that accrued interest payable was

reclassified to loans payable. Accordingly, revise the line item to read reclassification of accrued interest to loans payable.

Consolidated Financial Statements – December 31, 2011

Financial Statements

Notes to the Financial Statements

Note 7 – Related Party Transactions

Loans Payable, page 13

7. We note the disclosure in the first two sentences of the last paragraph which does not appear to be accurate as well as the disclosure in the remainder of the last paragraph which appears to be disclosed elsewhere. Please delete the information or advise the staff as to the necessity and relevance of the disclosure, accordingly.

You may contact Christina Harley at (202) 551-3695 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon M. Blume for

John P. Nolan
Senior Assistant Chief Accountant